FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights released on 29 June 2012
Exhibit No. 2	RBS Investor Round Tables released on 2 July 2012
Exhibit No. 3	Change to Date of Implementation of Dutch Scheme released on 4 July 2012
Exhibit No. 4	Director Declaration released on 5 July 2012
Exhibit No. 5	Director/PDMR Shareholding released on 10 July 2012
Exhibit No. 6	Publication of Prospectus released on 10 July 2012

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Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 June 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights
			29 June 12

Ordinary shares of £1	6,016,601,862	4	24,066,407,448
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	1	1,250,000
Non-cumulative Preference Shares of €0.01 (Series 2)	784,989	1	784,989
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	1	23,125,869
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	1	22,113,160
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	1	9,883,307
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	1	20,646,938
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	1	10,163,932
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,183,238,937		24,235,744,523

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group PLC - RBS Investor Round Tables on its Citizens Business

RBS will be hosting investor seminars on its US Retail and Commercial business - "Citizens" on Monday 2nd July 2012. A live webcast will be held at 3:00pm UK time and will be shown along with accompanying slides on our website www.rbs.com/ir.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No. 3

4 July 2012

Change to the Date of Implementation of the Dutch Scheme

Further to the announcement dated 18 June 2012, The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V.1, The Royal Bank of Scotland N.V.2 (RBS N.V.) and RBS II B.V. have decided that, as a result of technology issues which have affected the RBS Group in the UK and Ireland, it would be prudent to defer the implementation of the Dutch Scheme which was scheduled to take place on 9 July 2012. The Dutch Scheme refers to the transfer of a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. to RBS plc (including the transfer of certain securities issued by RBS N.V. to RBS plc).

The Financial Services Authority has been advised of the delay and has no objections. De Nederlandsche Bank is aware of the delay.

A further announcement will be made once the new effective date for the Dutch Scheme (the "Effective Date") has been set, which is subject to regulatory and court approvals.

Clients will continue to deal, and conduct business, with their local RBS teams as at present. There will be no impact on client services, which will continue as usual.

Any action required in connection with the Dutch Scheme and the new Effective Date will be communicated in a timely way with a view to ensuring a smooth transition.

Investors in securities issued by RBS N.V. should refer to the website http://www.investors.rbs.com/RBS_NV (for securities issued prior to 23 March 2012) or the issue and/or offer documents (including term sheets) (for securities issued from on or around 23 March 2012) for information as to whether RBS plc is expected to become the issuer of their securities from the new Effective Date as a result of the Dutch Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Dutch Scheme).

The detailed proposals for the Demerger and the Merger are available for inspection at Companies House in the UK and the Dutch Trade Register and can be viewed at http://www.investors.rbs.com/RBS_NV.

Capitalised terms used in this announcement shall have the same meaning as those defined in the announcement on 18 June 2012.

For Further Information Contact:

RBS Group Investor Relations Greg Case, Debt Investor Relations +44 207 672 1759	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

1 Formerly known as ABN AMRO Holding N.V.
2 Formerly known as ABN AMRO Bank N.V.

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning the proposed Dutch Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, the eventual manner in which RBS plc may become the issuer of any securities issued by RBS N.V., the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Dutch Scheme as set out above or to the plans for the guarantees granted by RBS N.V. in relation to securities issued by entities other than RBS N.V.) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Dutch Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV (for securities issued prior to 23 March 2012) or the issue and/or offer documents (including term sheets) (for securities issued from on or around 23 March 2012) for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Dutch Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Dutch Scheme, please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this document includes forward-looking statements relating, but not limited, to the Dutch Scheme. Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements". Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this document. None of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. nor RBS II B.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Exhibit No. 4

5 July 2012

The Royal Bank of Scotland Group plc

Director Declaration

As required by Listing Rule 9.6.14 (2), The Royal Bank of Scotland Group plc ("the Group") announces that Joe MacHale, a Non-executive Director of the Group, has been appointed as a Non-executive Director of Huntsworth plc, with effect from Thursday, 5 July 2012.

For further information please contact:

Group Media Relations on +44 (0)131 523 4205

Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

61

8. Price per share or value of transaction

£2.0348

9. Date and place of transaction

9 July 2012

10. Date issuer informed of transaction

9 July 2012

11. Name of contact and telephone number for queries

Jan Cargill, Deputy Group Secretary

0131 626 3860

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Group Secretary

Date of notification

10 July 2012

Exhibit No. 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 10 July 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3661H_-2012-7-10.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary